                            Press Release

GreenPower Reports Fiscal Second Quarter 2021 Financial Results

Vancouver, Canada / November 12, 2020 / GreenPower Motor Company Inc. (Nasdaq:GP) (TSXV:GPV) ("GreenPower"), a leading manufacturer and distributor of zero emission electric powered vehicles serving the cargo and delivery, shuttle, transit and school bus markets, today announced financial results for its fiscal second quarter ended September 30, 2020.

“With cash in the bank from our equity raise and uplisting to Nasdaq we’ve launched a multi-faceted effort to increase production and pursue relationships that can drive repeat orders” said Fraser Atkinson, CEO of GreenPower. "Historically we’ve produced vehicles for sales from specific customer orders.  Now we can accelerate production, shorten timelines for deliveries, improve cost and terms from suppliers to support larger purchase orders which will be the drivers for GreenPower to attain profitability."

Highlights of the second quarter:

•	Completed the Company’s uplisting to the Nasdaq stock exchange under the symbol “GP” and raised gross proceeds of $37.7 million before underwriting fees and expenses;
•	Reported revenue of $2.8 million generating a gross profit of 31.2% of revenue;
•	Cash expenditures of $1.7 million before sales in line with prior four quarters;
•	Completed and delivered a total of 21 buses, including 20 EV Stars to Green Commuter, and one all-electric school bus to Creative Bus Sales;
•	Received orders for 100 EV Stars and 10 all-electric BEAST school buses;
•	Increased production of EV Stars to 20 per month, expected to start delivering in two quarters, representing potential quarterly revenue of over $8million;
•	Initiated production of 5 B.E.A.S.T school buses per month, expected to start delivering in mid-2021, represents potential quarterly sales of over $5 million;
•	The EV Star was selected as an eligible vehicle for the MBTA and Calact purchasing co-operative contract, which covers the purchase of up to 150 zero-emission vehicles per year;
•	Entered into a dealership agreement with ABC Bus, Inc. covering the state of New York providing for the purchase of up to 100 vehicles over three years;
•	Announced the launch of the EV Star CC “Cab and Chassis” for cargo and delivery market;
•	Completed the first EV Star Cargo+ vehicle to serve the cargo and delivery market;
•	Progressed production of various models, including EV Stars, EV Star cab and chassis, EV Star+, BEAST school buses, and EV 250 thirty-foot low floor transit buses;
•	Continued the development of an autonomous EV Star with Perrone Robotics for Jacksonville Transit Authority;
•	Conducted demonstrations of a range of Greenpower vehicles to potential customers across several US states, laying the groundwork for potential future sales;
•	Continued to effectively manage our business operations to navigate impacts from the COVID-19 pandemic.

Brendan Riley, President of GreenPower commented, “The quarter was a very active time for our sales force performing in person demonstrations while we expand our production capabilities and supply chain.  Despite the challenges of a pandemic backdrop, there is undoubtedly a sense of commitment at both the end user and OEM level to accelerate the transition to EV and we are ideally positioned to satisfy both.  We have the purpose built EV platform customers want, now we also have the balance sheet to support it.”

Results for the three months ended September 30, 2020
For the three-month period ended September 30, 2020 the Company recorded revenues of $2,835,411 and cost of revenues of $1,951,692 generating a gross profit of $883,719 or 31.2% of revenues. Revenue was generated from the delivery of 20 EV Stars for which the Company provided lease financing, from the sale of one all-electric school bus, from the sale of parts, and other sources. Operating costs  consisted  of  administrative  fees of $860,243; transportation costs of $26,755; travel, accommodation, meals and entertainment costs of $68,008; product development costs of $235,699; sales and marketing costs of $62,574; professional fees of $61,650; and office expense of $149,589, as well as non-cash expenses including $117,737 of share-based compensation expense and depreciation of $117,471, generating a loss from operations before interest, accretion and foreign exchange of $836,391. Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $505,589, and a foreign exchange loss of $144,179 resulted in a loss for the period of $1,486,160
Non-cash expenses consisting of depreciation, accretion and accrued interest, share-based compensation, warranty accrual and amortization of deferred financing fees totaled $667,415 in the three-month period resulting in total cash expenses of $1,702,463

Results for the six months ended September 30, 2020
For the six-month period ended September 30, 2020 the Company recorded revenues of $5,107,666 and cost of revenues of $3,605,364 generating a gross profit of $1,502,302 or 29.4% of revenues. Revenue was generated from the sale of 38 EV Stars for which the Company provided lease financing, from the sale of one all-electric school bus, from the sale of parts, and other sources. Operating costs  consisted  of  administrative  fees  of $1,718,173; transportation costs of $53,496; travel, accommodation, meals and entertainment costs of $104,861; product development costs of $456,808; sales and marketing costs of $53,044; professional fees of $158,076; and office expense of $200,548, as well as non-cash expenses including $249,769 of share-based compensation expense and depreciation of $232,232, generating a loss from operations before interest, accretion and foreign exchange of $1,711,536. Interest and accretion on the line of credit, convertible debentures and promissory notes totalled $1,060,908, and a foreign exchange loss of $143,053 resulted in a loss for the period of $2,915,497.

For further information contact
Fraser Atkinson, CEO and Chairman
(604) 220-8048

Brendan Riley, President
(510) 910-3377

Michael Sieffert, CFO
(604) 563-4144

Mike Cole
Investor Relations
(949) 444-1341

About GreenPower Motor Company Inc.
GreenPower designs, builds and distributes a full suite of high-floor and low-floor vehicles, including transit buses, school buses, shuttles, a cargo van and a double decker.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions.  GreenPower integrates global suppliers for key components, such as Siemens or TM4 for the drive motors, Knorr for the brakes, ZF for the axles and Parker for the dash and control systems. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to www.greenpowerbus.com

Forward-Looking Statements
This document contains forward-looking statements relating to, among other things, GreenPower’s business and operations and the environment in which it operates, which are based on GreenPower’s operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “upon”, “may”, “should”, “will”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or are beyond GreenPower’s control. A number of important factors including those set forth in other public filings (filed under the Company’s profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.
Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars.© 2020 GreenPower Motor Company Inc. All rights reserved.